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SEC FILE NUMBER
8-69389

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: REDTAIL CAPITAL MARKETS, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6983 HAWK WOODS COURT
(No. and Street)

WEST BLOOMFIELD	MI	48323
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ANTHONY L. CAUDLE	212-859-5002	alcaudle@redtailcapmarkets.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

HOLLAND & COMPANY CPAs
(Name – if individual, state last, first, and middle name)

411 POMPTON AVE	CEDAR GROVE	NJ	07009
(Address)	(City)	(State)	(Zip Code)

MARCH 1, 2010	4117
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __ANTHONY CAUDLE__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __REDTAIL CAPITAL MARKETS, LLC__ , as of __DECEMBER 31__ , 2 __025__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _(signature)_

Title:
CEO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

REDTAIL CAPITAL MARKETS, LLC

Financial Statement

With

Report of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2025

REDTAIL CAPITAL MARKETS, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2025

TABLE OF CONTENTS



HOLLAND & COMPANY
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Redtail Capital Markets, LLC.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Redtail Capital Markets, LLC. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Redtail Capital Markets LLC as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Holland & Company, CPAs

We have served as Redtail Capital Markets, LLC.'s auditor since 2019.

Cedar Grove, New Jersey
February 24, 2026

T 973-857-0666 | F 973-857-7135 | 411 Pompton Ave., Cedar Grove, NJ 07009 | www.hollandcpa.com

REDTAIL CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash	$	9,377
Accounts receivable		
Securities owned, at market		41,589
TOTAL ASSETS	$	50,966

LIABILITIES AND MEMBER'S EQUITY LIABILITIES:

Accounts payable and accrued expenses	$	1,598
TOTAL LIABILITIES		1,598
MEMBER'S EQUITY		49,368
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	50,966

The accompanying notes are an integral part of this financial statement.

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS:

RedTail Capital Markets, LLC (the "Company"), was formed on October 25, 2013, under the laws of the State of New York, and commenced operations on August 19, 2014. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company's FINRA membership agreement was amended on October 11, 2017, authorizing the firm to complete best efforts underwriting services, private placements and mergers and acquisitions ("M&A") related services. The Company operates out of one office in Bloomfield, Michigan.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Cash and Cash Equivalents
The Company considers all highly liquid instruments with maturities of three months of less to be cash equivalents.

Accounts Receivable
The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. The Company had no allowance for doubtful accounts at December 31, 2025.

Marketable Securities
Marketable securities represent the Company's investment in equity securities and mutual fund positions and are recorded on a trade date basis. Marketable securities are carried at fair value and based upon their last sale price at the close of business on December 31, 2025. Unrealized and realized gains and losses are reflected in other income in the statement of income.

Revenue Recognition
Adoption of ASU 2014-09 – Revenue from Contracts with Customers
In May 2014, the FASB issued ASU 2014-09, Revenue Recognition from Contracts with Customers Topic 606). The ASU modifies the guidance used to recognize revenue from contracts with customers and transfers of nonfinancial assets , unless those contracts are within the scope of other guidance. The ASU eliminates all transaction and industry specific accounting principles and replaces them with a unified, five step approach. The Company adopted Topic 606 as of January 1, 2018 under the full retrospective transition method. The adoption of Topic 606 did not have a material impact on the Company's financial statements and there were no adjustments recorded to previously reported mounts.

Revenue Recognition (continued)

Underwriting Income: The Company participates in underwritings on a best efforts basis. Revenue is recognized on the trade date (the date the securities are issued by the issuer) for the portion the Company is allocated to sell on a best efforts basis. The Company believes the trade date is the appropriate point in time to recognize revenue for securities underwriting activities as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains control and benefit of the capital markets offering at that point.

Service Income: The Company provides advisory services on mergers and acquisitions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to revenue recognition are reflected as deferred revenue. As of December 31, 2025 the Company had no deferred revenue.

Income Taxes

The Company is a limited liability company and is treated as a sole proprietorship for income tax purposes. As a result, no Federal, New York State, or New York City income taxes (if applicable) are provided, as they are the responsibility of the Managing Member.

The open tax years under potential examination vary by jurisdiction, but are mainly 2022, 2023 and 2024. At December 31, 2025 the Company has reviewed its positions taken on its tax returns and believes that there are no uncertain tax positions taken that would require recognition in the financial statements.

NOTE 3 - FAIR VALUE MEASUREMENT

The Company values all investments at fair value. U.S. GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the investment based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in pricing the investment based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of the inputs as follows:

Level 1 -Valuations based on quoted prices in active markets for identical investments.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuation based on inputs that are unobservable, supported by little or no market activity, and significant to overall fair value measurement.

NOTE 3 - FAIR VALUE MEASUREMENT (Continued)

The availability of observable inputs can vary from investment to investment and is affected by wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the market place, the liquidity of the markets, and other characteristics particular to the transaction. To the extent the valuations are based on models or inputs that are less observable or unobservable in the market, the determination of fair market value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

All of the Company's investments are categorized in Level 1 of the fair value hierarchy at December 31, 2025.

	Level 1	Level 2	Level 3	Total
Other Securities	$41,589	$ -	$ -	$ 41,589
	$41,589	$ -	$ -	$ 41,589

NOTE 4 – CONCENTRATIONS OF CREDIT RISK:

Cash

The Company maintains principally all cash balances in one financial institution which, at times may exceed the amount insured by the Federal Deposit insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. At December 31, 2025, the amount in excess of insured limits of $250,000 was $0.

Revenue

Two customers accounted for approximately 80% of total revenue for the year ended December 31, 2025.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company's securities positions were held at T. Rowe Price at December 31, 2025. In January 2019, the Company transferred its brokerage account to T Rowe Price (the "broker"). The Company is subject to credit risk should the broker be unable to meet its obligations either to repay amounts owed or to return the Company securities. This risk is mitigated by the fact that the Company's account is carried by T. Rowe Price as a proprietary account of a broker dealer, as defined, and is therefore afforded certain protections under Securities and Exchange Commission Rules with regard thereto.

The Company's financial instruments are subject to the following risks:

Market Risk

Market risk represents the potential loss that can be caused by a change in the fair value of the financial instrument.

Liquidity Risk

Liquidity risk represents the possibility that the Company may not be able to rapidly adjust the size of its positions in times of high volatility and financial stress at a reasonable price.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company had net capital of $43,126, which was $38,126 more than its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.04 to 1 as of December 31, 2025.

NOTE 7 – SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer; investment advisory services. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 100% percent of its total revenues from four external customers in 2025.

NOTE 8 – SUBSEQUENT EVENTS

The Company evaluated events occurring between the end of its fiscal year, December 31, 2025, through the date the financial statements were issued. All subsequent events requiring recognition as of the auditor's report date, have been incorporated into these financial statements herein.